On January 28, 2015, a purported class action lawsuit was filed in the United States District Court for the Central District of California by William Hampton, an investor in the PIMCO Total Return Fund, against PIMCO, the Distributor and the PIMCO Total Return Fund. As originally filed, the complaint alleged that the named defendants violated Section 10(b) of the Securities Exchange Act of 1934 and
Rule 10b-5 thereunder due to alleged misrepresentations in connection with the management of the PIMCO Total Return Fund and sought compensatory damages, pre-judgment and post-judgment interest, and extraordinary, equitable and/or injunctive relief as permitted by law. On July 6, 2015, the plaintiff filed an amended complaint, which superseded the original filing and principally alleged that the PIMCO Total Return Fund improperly invested in emerging markets in excess of its prospectus guidelines, and added as additional parties the PIMCO Funds trust and those persons who served as trustees (the Named Trustees) to PIMCO Funds during the relevant period (PIMCO, PIMCO Funds and the Named Trustees are collectively referred to herein as the PIMCO Class Action Parties). The Distributor and the PIMCO Total Return Fund were no longer named as defendants. The amended complaint asserted claims for breach of contract against the PIMCO Funds trust, breach of trust and breach of the covenant of good faith and fair dealing against the Named Trustees, and aiding and abetting breaches of trust and/or fiduciary duty against PIMCO, and principally sought in relief unspecified damages, interest, a reduction and/or denial of compensation to the Named Trustees, suspension and/or removal of the Named Trustees, and other equitable and/or injunctive relief. On November 2, 2015, the United States District Court for the Central District of California granted the PIMCO Class Action Parties motion to dismiss, and each of the causes of action was dismissed with prejudice.